UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. ____)*

TNS, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

872960109

(CUSIP Number)

John J. McDonnell III

11480 Commerce Park Drive, Suite 600

Reston, VA 20191-1406

(703) 453-8300

With Copy To:

Mark W. Seneca

Orrick, Herrington & Sutcliffe LLP

3050 K Street, N.W., Suite 200

Washington, D.C. 20007

(202) 339-8400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 872960109	Page 2 of 26 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) John J. McDonnell, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF, OO – See Item 3 of this Statement.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 957,752(1,(2)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 957,752(1),(2)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 957,752(1),(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Excludes the shares of Common Stock held by other Reporting Persons hereto as to which John J. McDonnell, Jr. disclaims beneficial ownership. This report shall not be construed as an admission that John J. McDonnell, Jr. is the beneficial owner of such securities.

(2) 30,000 shares are subject to vesting; the first installment (9,000 shares) vested on March 16, 2006, and the remainder vest annually in equal installments over a three-year period ending March 16, 2009.

SCHEDULE 13D

CUSIP No. 872960109	Page 3 of 26 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Brian Bates
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF, OO – See Item 3 of this Statement.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 293,000(1),(2)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 293,000(1),(2)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 293,000(1),(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Excludes the shares of Common Stock held by other Reporting Persons hereto as to which Brian Bates disclaims beneficial ownership. This report shall not be construed as an admission that Brian Bates is the beneficial owner of such securities.

(2) 18,000 shares are subject to vesting; the first installment vested (4,500 shares) on March 16, 2006, and the remainder vest annually in equal installments over a three-year period ending March 16, 2009.

SCHEDULE 13D

CUSIP No. 872960109	Page 4 of 26 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) John J. McDonnell III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF, OO – See Item 3 of this Statement.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 280,047(1),(2),(3)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 280,047(1),(2)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 280,047(1),(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Excludes the shares of Common Stock held by other Reporting Persons hereto as to which John J. McDonnell III disclaims beneficial ownership. This report shall not be construed as an admission that John J. McDonnell III. is the beneficial owner of such securities.

(2) Includes 6,000 shares of Common Stock held in trust for the minor children of John J. McDonnell III, for which John J. McDonnell III disclaims beneficial ownership. This report shall not be construed as an admission that John J. McDonnell III. is the beneficial owner of such securities.

(3) 9,000 shares are subject to vesting; the first installment (2,250 shares) vested on March 16, 2006; and the remainder vest annually in equal installments over a three-year period ending March 16, 2009.

SCHEDULE 13D

CUSIP No. 872960109	Page 5 of 26 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Henry Graham
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF, OO – See Item 3 of this Statement.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 308,136(1),(2)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 308,136(1),(2)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 308,136(1),(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Excludes the shares of Common Stock held by other Reporting Persons hereto as to which Henry Graham disclaims beneficial ownership. This report shall not be construed as an admission that Henry Graham is the beneficial owner of such securities.

(2) 18,000 shares are subject to vesting; the first installment (4,500 shares) vested on March 16, 2006, and the remainder vest annually in equal installments over a three-year period ending March 16, 2009.

SCHEDULE 13D

CUSIP No. 872960109	Page 6 of 26 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Parthenon Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO – See Item 3 of this Statement.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF	7	SOLE VOTING POWER 0(1)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Excludes the shares of Common Stock held by other Reporting Persons hereto as to which Parthenon Capital, LLC disclaims beneficial ownership. This report shall not be construed as an admission that Parthenon Capital, LLC is the beneficial owner of such securities.

SCHEDULE 13D

CUSIP No. 872960109	Page 7 of 26 Pages

Item 1.	Security and Issuer

The class of equity securities to which this Statement relates is the common stock (the “Common Stock”), of TNS, Inc., a Delaware corporation (the “Issuer” or “TNS”). The principal executive offices of TNS are located at 11480 Commerce Park Drive, Suite 600, Reston, VA 20191.

Item 2.	Identity and Background

This Statement is being filed by John J. McDonnell, Jr. (“Mr. McDonnell, Jr.”), Brian Bates (“Mr. Bates”), John J. McDonnell III (“Mr. McDonnell III”), Henry Graham (“Mr. Graham” and, collectively with Mr. McDonnell, Jr., Mr. Bates and Mr. McDonnell III, the “Managers”) and Parthenon Capital, LLC (“Parthenon” and, collectively with the Managers, the “Reporting Persons”). The Reporting Persons are filing this Statement because they may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the proposed transaction described in Item 4 of this Statement. Except as expressly set forth in this Statement, each Reporting Person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record or held in street name by such Reporting Person. A joint filing agreement has been filed as Exhibit 7.01 to this statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The name, business address and present principal occupation or employment of each member of the Managers is set forth on Appendix A hereto, which Appendix A is incorporated by reference herein.

The name, state or place of organization, principal business address and principal office address of Parthenon is set forth on Appendix B hereto, which Appendix B is incorporated by reference herein. Also set forth on Appendix B hereto, and incorporated herein by reference, is a list of the executive officers of Parthenon for this transaction, which contains the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name and business address of each corporation or organization in which each such employment is conducted; and (iv) citizenship.

The principal business of Parthenon is to manage private equity funds that make and oversee investments in equity and other interests in business organizations, domestic and foreign, including businesses the securities of which have no established market and may be restricted with respect to transfer, the principal objective being the appreciation of capital invested.

During the last five years none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

During the last five years, to the knowledge of Parthenon, none of the persons named on Appendix B hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The filing of this Schedule 13D shall not be construed as an admission by any Reporting Person that he or it is a member of a group under Rule 13d-5(b)(1) promulgated under the Exchange Act.

SCHEDULE 13D

CUSIP No. 872960109	Page 8 of 26 Pages

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Common Stock deemed to be beneficially owned by the Reporting Persons were acquired in the initial public offering of TNS, through open-market purchases using personal funds, by means of gift, inheritance or other gratuitous transfer, or through their service as an officer or director of TNS.

With respect to the proposed transaction described in Item 4 of this Schedule 13D (which Item 4 is incorporated herein by reference), the Managers estimate that the amount of funds that would be required to purchase all of the shares of outstanding Common Stock (without giving effect to any shares of Common Stock contributed to Newco by the Managers as described Item 4) reported in the February 22, 2006 8-K Report (as defined in Item 5) at the Offer Price (as defined in Item 4) is approximately $528 million. The Reporting Persons anticipate that the funds required to consummate the proposed transaction would be provided by some combination of the following, the precise amounts of each, if any, to be determined at a later date: (i) the Managers; (ii) the equity capital of investment-fund affiliates of Parthenon, and (iii) by Newco (as defined in Item 4) via a debt facility or other borrowing, including potential capital markets transactions.

The information set forth in response to this Item 3 is qualified in its entirety by reference to the Proposal, which is incorporated herein by reference.

Item 4.	Purpose of Transaction

As set forth in a letter dated March 13, 2006 (the “Proposal Letter”), the Managers have submitted to TNS’s Board of Directors (the “Board of Directors”) a non-binding proposal to acquire all of the outstanding Common Stock (the “Proposal”) at a valuation equal to $22.00 per share (the “Offer Price”). On March 13, 2005, a related press release was issued by the Issuer (the “Press Release”). Copies of the Proposal Letter and the Press Release are being filed herewith as Exhibits 7.02 and 7.03, respectively, and are incorporated herein by reference. The Board of Directors has formed a special committee of independent directors (the “Special Committee”) to consider the terms and conditions of the Proposal and to recommend to the Board of Directors whether to approve the Proposal.

Parthenon is currently evaluating the Proposal, as set forth in the Proposal Letter, and is seeking to partner with the Managers in the proposed acquisition of all of the outstanding Common Stock of the Issuer at the Offer Price. To that end, Mr. McDonnell, Jr., Mr. Bates, Mr. McDonnell III and Mr. Graham have entered into an agreement with Parthenon (the “Exclusivity Agreement”), which is filed herewith as Exhibit 7.04, pursuant to which they have agreed not to support another transaction relating to the acquisition of Common Stock until the occurrence of one or more of the events specified in the Exclusivity Agreement.

The Reporting Persons contemplate the formation of a new corporation (“Newco”). The Managers contemplate contributing some or all of the respective shares of Common Stock owned by them to Newco in exchange for interests of Newco’s preferred equity. The form of and structure of any transaction, the terms of Newco's preferred equity and the treatment of restricted and deferred shares of Common Stock and options exercisable for shares of Common Stock will be determined at a later date.

Any acquisition of TNS by the Reporting Persons will be subject to the approval of the Special Committee and the Board of Directors, and neither the Proposal Letter nor the Press Release shall create any agreement, arrangement or understanding between any of the Reporting Persons or other parties with respect to TNS or the Common Stock for purposes of any law, rule, regulation, agreement or otherwise, until such time as definitive documentation and any agreement, arrangement or understanding has been approved by the Special Committee and the Board of Directors and thereafter executed and delivered by TNS and all other appropriate parties. Any proposed acquisition would also require the approval of the TNS stockholders. The Reporting Persons collectively beneficially own approximately 7.7% of the total outstanding shares of the Common Stock entitled to vote on any agreement, and, if and when a final proposal from the Reporting Persons is submitted to the stockholders for their approval, intend to vote for such proposal.

SCHEDULE 13D

CUSIP No. 872960109	Page 9 of 26 Pages

If an acquisition of TNS is consummated by the Reporting Persons, the Reporting Persons contemplate that the Common Stock would be delisted from the New York Stock Exchange and deregistered under the Exchange Act.

It is further contemplated that, subsequent to an acquisition, the composition of the TNS Board of Directors would be changed in a matter to be determined at a later date.

The foregoing is a summary of the Reporting Persons’ current proposal and should not be construed as an offer to purchase shares of Common Stock. A proxy statement will be distributed to the TNS stockholders if and when definitive documentation is entered into by TNS and all other appropriate parties. Stockholders should read such proxy statement and other relevant documents regarding the transaction filed with the Commission when they become available because they will contain important information relevant to the decision to approve any such transaction. Stockholders will be able to receive these documents (when they become available), as well as other documents filed by the Reporting Persons or Newco or its affiliates with respect to the Proposal and any such acquisition, free of charge at the Commission’s web site, www.sec.gov.

Other than as set forth in the Proposal Letter or otherwise in this Statement, the Reporting Persons have no plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. However, if the Proposal is not consummated for any reason, the Reporting Persons intend to review continuously TNS business affairs, capital needs and general industry and economic conditions, and, based on such review, the Reporting Persons may, from time to time, determine to increase their ownership of Common Stock, vote to approve an extraordinary corporate transaction with regard to TNS or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D, except that the Reporting Persons currently have no intention to sell any shares of Common Stock.

The information set forth in response to this Item 4 is qualified in its entirety by reference to the Proposal Letter, the Press Release and the Exclusivity Agreement, which are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer
(a)-(b)

Mr. McDonnell, Jr. is deemed to beneficially own 957,752 shares of Common Stock. Mr. McDonnell, Jr.'s Common Stock includes 30,000 shares of Common Stock that are subject to vesting according to an agreement between Mr. McDonnell Jr. and TNS. The shares deemed to be beneficially owned by Mr. McDonnell, Jr. represent approximately 4.0% of the total outstanding votes of the Common Stock as a single class.

Mr. Bates is deemed to beneficially own 293,000 shares of Common Stock. Mr. Bates’s Common Stock includes 18,000 shares of Common Stock that are subject to vesting according to an agreement between Mr. Bates and TNS. The shares deemed to be beneficially owned by Mr. Bates represent approximately 1.2% of the total outstanding votes of the Common Stock as a single class.

Mr. McDonnell III is deemed to beneficially own 280,047 shares of Common Stock. Mr McDonnell III's Common Stock includes 9,000 shares of Common Stock that are subject to vesting according to an agreement between Mr. McDonnell III and TNS. Mr. McDonnell III's shares of Common Stock include 6,000 shares held in trust for the benefit of his minor children, and this Statement shall not be construed as an admission that Mr. McDonnell III is the beneficial owner of such securities. The shares deemed to be beneficially owned by Mr. McDonnell III represent approximately 1.2% of the total outstanding votes of the Common Stock as a single class.

Mr. Graham is deemed to beneficially own 308,136 shares of Common Stock. Mr. Graham's Common Stock includes 18,000 shares of Common Stock that are subject to vesting according to an agreement between Mr. Graham and TNS. The shares deemed to be beneficially owned by Mr. Graham represent approximately 1.3% of the total outstanding votes of the Common Stock as a single class.

To the best knowledge of Parthenon, and except as described in this Statement, neither Parthenon nor any of the persons listed on Appendix B hereto beneficially own any securities of TNS.

SCHEDULE 13D

CUSIP No. 872960109	Page 10 of 26 Pages

The Reporting Persons may be deemed to beneficially own an aggregate of 1,838,935 shares of Common Stock, which represent approximately 7.7% of the total outstanding votes of the Common Stock as a single class. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

The percentage of the Common Stock set forth for each Reporting Person in this Item 5 was calculated based upon (i) 23,971,001 shares of Common Stock outstanding as of December 31, 2005, as stated in the consolidated balance sheets of TNS, dated as of December 31, 2005 and 2004, included in Exhibit 99.1 to the Current Report on Form 8-K of TNS dated February 22, 2006 (collectively, the “February 22, 2006 8-K Report”); and (ii) the number of shares of Common Stock issuable upon the exercise of options to purchase Common Stock held by such Reporting Person that are exercisable within 60 days, if any. The percentage of the total outstanding votes of the Common Stock as a single class set forth for each Reporting Person in this Item 5 was calculated based on the outstanding shares of Common Stock set forth in clause (i) above.

Mr. McDonnell III has entered into a credit facility with Merrill Lynch & Co., Inc., pursuant to which Mr. McDonnell III has pledged 180,586 shares of his Common Stock as collateral. The occurrence of contingencies pursuant to this account could result in Mr. McDonnell III losing the voting power and investment power with respect to those pledged shares of Common Stock.

Except as otherwise provided in this Item 5, each of the Reporting Persons has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares of Common Stock deemed to be beneficially owned by him.

Each of the Reporting Persons may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares that any other Reporting Person directly beneficially owns. Each Reporting Person disclaims beneficial ownership of such Shares for any and all other purposes.

(c) Mr. McDonnell III made the following three open-market sales of shares of Common Stock on January 11, 2006, pursuant to Rule 144 promulgated by the SEC pursuant to its authority delegated to it under the Securities Act of 1933:

Number of Shares	Price Per Share
400	$20.14
4,700	$20.16
4,900	$20.13

No other Reporting Person has effected any transactions in the Common Stock during the past sixty days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock referred to in paragraphs (a) and (b) above.

(e) Not applicable.

SCHEDULE 13D

CUSIP No. 872960109	Page 11 of 26 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. McDonnell III has entered into a credit facility with Merrill Lynch & Co., Inc., pursuant to which Mr. McDonnell III has pledged 180,586 shares of his Common Stock as collateral. The occurrence of contingencies pursuant to this account could result in Mr. McDonnell III losing the voting power and investment power with respect to those pledged shares of Common Stock.

Except as set forth in this Schedule 13D, none of the Reporting Persons, and to the knowledge of each Reporting Person, none of the executive officers or directors of any such Reporting Person, have any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons in respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 7.01: Joint Filing Agreement

Exhibit 7.02: Proposal Letter

Exhibit 7.03: Press Release

Exhibit 7.04: Exclusivity Agreement

SCHEDULE 13D

CUSIP No. 872960109	Page 12 of 26 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 23, 2006
By: /s/ John J. McDonnell, Jr.
John J. McDonnell, Jr.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE 13D

CUSIP No. 872960109	Page 13 of 26 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 23, 2006
By: /s/ Brian Bates
Brian Bates

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE 13D

CUSIP No. 872960109	Page 14 of 26 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 23, 2006
By: /s/ John J. McDonnell III
John J. McDonnell III

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE 13D

CUSIP No. 872960109	Page 15 of 26 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 23, 2006
By: /s/ Henry Graham
Henry Graham

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE 13D

CUSIP No. 872960109	Page 16 of 26 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 23, 2006	PARTHENON CAPITAL, LLC,
a Delaware limited liability company

By: J&R Investment Management Company, LLC
its Managing Member

By: /s/ John C. Rutherford
Name: John C. Rutheford
Title: Managing Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE 13D

CUSIP No. 872960109	Page 17 of 26 Pages

APPENDIX A

Managers

The following sets forth the name, business address, present principal occupation and citizenship of each member of the Managers.

Name	Principal Business/Principal Office Address	Principal Occupation/ Principal Business	Employed
John J. McDonnell, Jr.*	c/o TNS, Inc. 11480 Commerce Park Dr. Suite 600 Reston, VA 20191-1406	Chairman and Chief Executive Officer of TNS, Inc.	TNS, Inc. 11480 Commerce Park Dr. Suite 600 Reston, VA 20191-1406
Brian Bates*	c/o TNS, Inc. 11480 Commerce Park Dr. Suite 600 Reston, VA 20191-1406	President and Chief Operating Officer of TNS, Inc.	TNS, Inc. 11480 Commerce Park Dr. Suite 600 Reston, VA 20191-1406
John J. McDonnell III*	c/o TNS, Inc. 11480 Commerce Park Dr. Suite 600 Reston, VA 20191-1406	Executive Vice President, Corporate Development of TNS, Inc.	TNS, Inc. 11480 Commerce Park Dr. Suite 600 Reston, VA 20191-1406
Henry Graham	c/o TNS, Inc. 11480 Commerce Park Dr. Suite 600 Reston, VA 20191-1406	Executive Vice President, Chief Financial Officer and Treasurer of TNS, Inc.	TNS, Inc. 11480 Commerce Park Dr. Suite 600 Reston, VA 20191-1406

* Director of TNS, Inc.

SCHEDULE 13D

CUSIP No. 872960109	Page 18 of 26 Pages

APPENDIX B

Parthenon

Name	Principal Business/Principal Office Address	Principal Occupation/ Principal Business	Employed	Citizenship
John C. Rutherford	c/o Parthenon Capital, LLC 75 State Street, 26th Floor Boston, MA 02109	Managing Partner of Parthenon Capital, LLC	Parthenon Capital, LLC 75 State Street, 26th Floor Boston, MA 02109	New Zealand
Ernest K. Jacquet	c/o Parthenon Capital, LLC 75 State Street, 26th Floor Boston, MA 02109	Managing Partner of Parthenon Capital, LLC	Parthenon Capital, LLC 75 State Street, 26th Floor Boston, MA 02109	USA
William C. Kessinger	c/o Parthenon Capital, LLC 75 State Street, 26th Floor Boston, MA 02109	Authorized Managing Partner of Parthenon Capital, LLC	Parthenon Capital, LLC 75 State Street, 26th Floor Boston, MA 02109	USA
David J. Ament	c/o Parthenon Capital, LLC 75 State Street, 26th Floor Boston, MA 02109	Authorized Partner of Parthenon Capital, LLC	Parthenon Capital, LLC 75 State Street, 26th Floor Boston, MA 02109	USA

SCHEDULE 13D

CUSIP No. 872960109	Page 19 of 26 Pages

EXHIBIT 7.01

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D, dated March 23, 2006, with respect to the common stock of TNS, Inc., is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 23rd day of March, 2006.

[REMAINDER OF PAGE LEFT BLANK INTENTIONALLY]

SCHEDULE 13D

CUSIP No. 872960109	Page 20 of 26 Pages

By: /s/ John J. McDonnell, Jr.
John J. McDonnell, Jr.

By: /s/ Brian Bates
Brian Bates

By: /s/ John J. McDonnell III
John J. McDonnell III

By: /s/ Henry Graham
Henry Graham

SCHEDULE 13D

CUSIP No. 872960109	Page 21 of 26 Pages

PARTHENON CAPITAL, LLC,
a Delaware limited liability company

By: J&R Investment Management Company
its Managing Member

By: /s/ John C. Rutherford
Name: John C. Rutherford Title: Managing Member

SCHEDULE 13D

CUSIP No. 872960109	Page 22 of 26 Pages

EXHIBIT 7.02

Proposal Letter

March 13, 2006

Board of Directors

TNS, Inc.

11480 Commerce Park Drive

Suite 600

Reston, Virginia 20191

Gentlemen:

I am pleased to submit this non-binding preliminary indication of interest (this "Indication of Interest") on behalf of certain members of senior management ("Buying Group"), pursuant to which the Buying Group would acquire for cash all of the outstanding shares of common stock, par value $.001 per share (the "Common Stock"), of TNS, Inc. (the "Company") not owned by the Buying Group, at a price of $22.00 per share, so that the Company would become a privately-held company owned solely by the Buying Group and certain investor partners. In the aggregate, the Buying Group currently holds in the aggregate more than 5% of the Common Stock.

I believe that such a transaction would reduce the costs and management efforts incident to the Company's status as a public company and enable management to focus on operating the Company's business. This Indication of Interest assumes, among other things, that the Buying Group and the Company can agree on the terms of a transaction that are satisfactory to both parties.

This Indication of Interest represents only a preliminary interest in exploring a possible transaction with the Company and is not, and shall not be construed to be, an offer that is capable of being accepted by the Company or a binding agreement to enter into any transaction on the terms outlined herein or otherwise. Further, this Indication of Interest does not impose any obligation upon either the Buying Group or the Company, including, without limitation, any obligation to enter into any agreement with respect to a transaction between the parties. Any obligation of the Buying Group or the Company to enter into a transaction will only be contained in a definitive merger agreement to be executed by the parties (following approval by the Company's board of directors and its receipt of a fairness opinion from a nationally recognized investment bank), which merger agreement would contain representations, warranties, covenants and conditions (including, without limitation, the Buying Group's receipt of the necessary financing to consummate a transaction and all necessary third-party and governmental approvals) customary for transactions of this type. Neither the Buying Group nor the Company may reasonably rely on any promises made (or purportedly made) by the other party that are inconsistent with this paragraph.

Should the Board desire to proceed with exploring the possibility of a transaction between the Buying Group and the Company, I am available to begin discussions immediately. I look forward to working with you.

Sincerely,

On Behalf of the Buying Group

By:
/s/ John J. McDonnell, Jr.
John J. McDonnell, Jr.

SCHEDULE 13D

CUSIP No. 872960109	Page 23 of 26 Pages

EXHIBIT 7.03

Press Release

TNS Management Proposes Buyout at $22 per share

RESTON, Va.--(BUSINESS WIRE)--March 13, 2006--TNS, Inc. (NYSE-TNS), a leading provider of business-critical network and data communications services for transaction-oriented applications, today announced that it has received a non-binding proposal from members of senior management led by John J. McDonnell, Jr., its Chairman and Chief Executive Officer, to acquire the outstanding shares of TNS for a cash price of $22.00 per share. In the aggregate, the management group making the proposal currently holds more than 5% of the outstanding shares of TNS common stock. The proposal is subject to a number of conditions, including, among other things, (i) obtaining financing for the proposed transaction on satisfactory terms and (ii) the negotiation and execution of definitive transaction agreements on mutually acceptable terms.

The Board of Directors has established a special committee consisting of three independent directors to evaluate the proposal and to determine what is in the best interests of TNS and its public stockholders. The committee is authorized to negotiate on behalf of TNS with respect to the proposal and to consider and pursue all strategic alternatives for TNS. The special committee is authorized to retain independent financial, legal and other advisors.

TNS cautions its stockholders and others considering trading in its securities, as follows: the Board of Directors of TNS has just received the proposal; the process of considering the proposal is only in its beginning stages; no decisions whatsoever have been made by the special committee of the Board in respect of TNS' response, if any, to the proposal and stockholders are not now being asked to take any action with respect to the proposal; the special committee will proceed in an orderly and timely manner to engage appropriate advisors, and consider the proposal and its implications; and there can be no assurance that the proposed transaction or any other transaction will be approved or completed.

This press release is not a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell shares of TNS, and is not a substitute for any tender offer statement or other filing that may be required to be made with the Securities and Exchange Commission (SEC) if the proposed transaction goes forward. If any such documents are filed with the SEC, investors are urged to read them because they will contain important information about the transaction. Any such documents, once filed, will be available, free of charge, at the SEC's website (www.sec.gov).

This press release contains forward-looking statements regarding a proposal for a going private transaction. These forward-looking statements are not historical facts but rather are based on current expectations and beliefs. Results may differ materially from those projected in these forward-looking statements as a result of a number of factors including changes in market conditions and other factors including those described from time to time in TNS' filings with the SEC. Readers of this release are cautioned not to place undue reliance on these forward-looking statements. TNS undertakes no obligation to publicly update or revise the forward-looking statements contained herein to reflect changed events or circumstances after the date of this press release.

About TNS

TNS is one of the leading providers of fast, cost-effective data communications services for transaction-oriented applications. Since its inception in 1990, TNS has designed and implemented one of the fastest, most reliable and lowest cost networks for the transport of transaction-oriented data. TNS' proprietary network technologies have been deployed in the United States and internationally, and TNS' networks have become preferred networks servicing the trading community, wireless and wireline carriers, and the card processing and dial-up automatic teller machine markets. For further information about TNS' transaction solutions, please refer to www.tnsi.com.

CONTACT: TNS, Inc.

Investor Relations

Kimberly Davis, 703-453-8509

investorrelations@tnsi.com

SCHEDULE 13D

CUSIP No. 872960109	Page 24 of 26 Pages

or

Lippert/Heilshorn & Associates

Jody Burfening/Carolyn Capaccio

212-838-3777

SOURCE: TNS, Inc.

SCHEDULE 13D

CUSIP No. 872960109	Page 25 of 26 Pages

EXHIBIT 7.04

Exclusivity Agreement

March 13th, 2006

Mr. John J. McDonnell

Mr. Brian Bates

Mr. John J. McDonnell, III

Mr. Henry Graham

TNS, Inc.

11480 Commerce Park Drive

Suite 600

Reston, VA 20191

Dear Jack, Brian, John and Henry:

As you are aware, Parthenon Capital, LLC (“Parthenon”) would like to partner with you and other senior managers (collectively, “TNS Management”) of TNS, Inc. (“TNS” or the “Company”) to pursue a going-private management buyout of TNS (the “Transaction”).

In recognition of our time and commitment that we have devoted and will devote to seeking to pursue the Transaction, you each have indicated your willingness to work with us regarding the Transaction on an exclusive basis on the terms and conditions set forth herein. To effect the foregoing, each of you hereby agree to terminate any existing discussions or negotiations with any other persons with respect to any proposed or potential Alternative Transaction (as defined below). In addition, each of you agree that during the term of this letter agreement you will not, and will not permit any of your affiliates to, and will not authorize or permit any of your representatives to, directly or indirectly, (i) solicit or initiate, or encourage the submission of, any proposal or indication of interest relating to an Alternative Transaction, (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquires or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Alternative Transaction, or (iii) authorize, vote in favor of, engage in, support, or enter into any agreement or understanding with respect to, any Alternative Transaction. Nothing in this letter agreement, however, shall be construed as creating an obligation on the part of the Company or to prohibit you from exercising your fiduciary duties as a member of the Board of Directors of the Company or limiting your activities as an executive officer of the Company.

For purposes of this letter, an "Alternative Transaction” means any (i) reorganization, dissolution, liquidation or recapitalization of the Company or involving the Company, (ii) merger, consolidation, share exchange or acquisition of the Company, (iii) sale of any material amount of assets of the Company, (iv) direct or indirect acquisition or purchase of any capital stock or other equity interests of the Company or any tender offer or exchange offer, that if consummated would result in any person beneficially owning 15% or more of any class of equity securities of the Company, or (v) any similar transaction or business combination involving the Company or its business or capital stock or assets.

SCHEDULE 13D

CUSIP No. 872960109	Page 26 of 26 Pages

The restrictions contained in the preceding paragraphs will automatically terminate and be of no further force and effect upon the earliest of (i) the execution of a definitive agreement and plan of merger between the Company and Parthenon Capital (or one of its designees) related to the Transaction; (ii) such time as Parthenon notifies you that it is no longer actively pursuing a Transaction; or (iii) 60 days following the acceptance in writing of this letter by each of you (or later to the extent the parties are still working in good faith towards execution of definitive agreements with the Company).

This letter agreement may be executed in two or more counterparts (any of which may be by facsimile signature), all of which taken together will constitute one binding agreement among the parties hereto and their successors and assigns. This letter agreement shall be construed in accordance with the substantive laws (and not the laws of conflicts) of the State of Delaware, and when signed by all parties listed on the signature pages hereto, will be a binding agreement among the parties hereto. You further agree not to publicly disclose the existence of this letter agreement or any of the terms thereof or any other possible terms of a transaction with the Company or with any of you or other members of TNS Management without in each case without our prior written consent, except to the extent required by applicable law, in which case we will be provided with the opportunity to review and comment on each such disclosure to the extent reasonably practicable. All references in this letter agreement to the “Company” shall be deemed to include all of its subsidiaries.

Please confirm your agreement with the foregoing by signing and returning one copy to the undersigned, whereupon this letter agreement shall become a binding agreement between you and Parthenon Capital. Nothing contained in this letter agreement shall create any commitment or obligation on Parthenon Capital to execute a definitive agreement with respect to the Transaction or to continue to seek to pursue or consummate the Transaction. No obligations of Parthenon will arise unless and until a definitive agreement is executed by the parties, which execution shall be in Parthenon Capital’s sole discretion.

Very truly yours,

Parthenon Capital, LLC

By: /s/ David Ament
Its: Authorized Partner

Agreed and accepted this 13th day

of March 2006:

TNS MANAGEMENT

/s/ John J. McDonnell, Jr.	/s/ John McDonnell III
John J. McDonnell, Jr.	John McDonnell III

/s/ Brian Bates	/s/ Henry Graham
Brian Bates	Henry Graham